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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             Westfield America, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   959910 10 0
                     --------------------------------------
                                 (CUSIP Number)

                              Robert P. Bermingham
                           c/o Westfield America, Inc.
                            11601 Wilshire Boulevard
                                   12th Floor
                              Los Angeles, CA 90025
                                 (310) 478-4456
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 19, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)

CUSIP No. 959910 10 0                 13D                      Page 2 of 8 Pages



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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Perpetual Trustee Company Limited, as Trustee of Westfield America
      Trust
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
      Other -- See Item 3 of Statement

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
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                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               0
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             49,453,758
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        49,453,758
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      49,453,758

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      62.4%

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14    TYPE OF REPORTING PERSON*
      CO

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                                                               Page 3 of 8 Pages


                            Statement on Schedule 13D

Item 1.     Security and Company.

            The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), issued by Westfield America, Inc., a Missouri corporation (the "Company"), which has its principal executive office at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, CA 90025.

Item 2.     Identity and Background.

            (a) The name of the entity filing this statement is Perpetual Trustee Company Limited (the "WAT Trustee"), as Trustee of Westfield America Trust ("WAT"). The following persons are directors or executive officers of the WAT Trustee:

                David White
                Graham Bradley
                Richard Atkinson
                Eleanor Dartnall

            (b) The business address of the WAT Trustee and each of its directors and executive officers is Level 7, 39 Hunter Street, Sydney, Australia.

            (c) The WAT Trustee is an independent trustee organization and David White, Graham Bradley, Richard Atkinson and Eleanor Dartnall are employed by the holding company of the WAT Trustee. WAT is an Australian public property trust which was established pursuant to a Trust Deed, dated March 28, 1996, as amended (the "Trust Deed").

            (d) Neither the WAT Trustee nor any of its executive officers or directors, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the WAT Trustee nor any of its executive officers or directors, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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                                                               Page 4 of 8 Pages


            (f) The WAT Trustee is organized under the laws of Australia. All directors and executive officers of the WAT Trustee are citizens of Australia.

Item 3.     Source and Amount of Funds or Other Consideration.

            In July 1996, the WAT Trustee purchased 19,631,543 shares of Common Stock of the Company and a warrant (the "1996 WAT Warrant") for an additional 6,246,096 shares of Common Stock for cash consideration of $314.3 million and WAT's agreement to issue certain ordinary options and special options to the Company or certain of its shareholders. In July 1996, the WAT Trustee also acquired 11,711,427 shares of Common Stock in exchange for the issuance of units in WAT and cash consideration of $130.5 million. In January 1997, the WAT Trustee purchased 8,151,155 shares of Common Stock of the Company for cash consideration of $130.5 million. The cash consideration for these transactions was obtained by the WAT Trustee from a public offering of units in WAT and from the placement of units in WAT in connection therewith. In May 1997, the WAT Trustee acquired 1,623,985 shares of Common Stock in exchange for units in WAT upon the exercise of certain of the ordinary options issued by WAT, and was issued an additional warrant (the "1997 WAT Warrant") for cash consideration of $2,528,358 from cash on hand and the sale of options to third parties.

Item 4.     Purpose of Transaction.

            WAT is an Australian public property trust. The WAT Trustee acquired its Common Stock, the 1996 WAT Warrant and the 1997 WAT Warrant in order to obtain and increase its equity interest in the Company. The WAT Trustee has no plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the Company or the disposition of additional securities of the Company other than participation in any dividend reinvestment plan adopted by the Company;

            (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, involving the Company or any of its subsidiaries;

            (c) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Company;


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                                                              Page 5 of 8 Pages


            (e) any material change in the Company's present capitalization or dividend policy;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Company.

            (a) The WAT Trustee owns 49,453,758 shares of Common Stock, which represents approximately 62.4% of the outstanding shares of Common Stock. This figure includes an aggregate of 8,335,648 shares issuable upon exercise of the 1996 WAT Warrant and the 1997 WAT Warrant (collectively the "WAT Warrants"). None of the other persons named in Item 2 holds any Common Stock. The WAT Trustee disclaims beneficial ownership of such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            (b) The WAT Trustee has shared power with Westfield America Management Limited ("WAM") to vote and dispose of all of the shares of Common Stock that it owns. WAM is organized under the laws of Australia, has its business address at Level 24 Westfield Towers, 100 William Street, Sydney, NSW 2011, Australia, manages WAT, and, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,


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                                                               Page 6 of 8 Pages


federal or state securities laws or finding any violation with respect to such laws.

            (c) On May 19, 1997, the WAT Trustee acquired 1,623,985 shares of Common Stock in exchange for units in WAT in a private transaction. On May 21, 1997, the WAT Trustee was issued by the Company warrants to purchase 2,089,552 shares of the Common Stock for cash consideration of $2,528,358.

            (d) Holders of WAT units will receive economic benefits from the Common Stock held by the WAT Trustee. Westfield Holdings Limited ("WHL") may be deemed solely for purposes of U.S. securities laws to own beneficially 28.5%, and each of Messrs. Frank P., David H. and Peter S. Lowy, may be deemed to own beneficially 36.8%, 36.7% and 36.7%, respectively, of WAT units. The Messrs. Lowy each disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            (e) Not applicable.

Item 6.     Contract Arrangements, Understandings or Relationships
            With Respect to Securities of the Company             .

            Under the WAT Warrants, WAT has the right to purchase, at any time and from time to time, in whole or in part, (i) 6,246,096 shares of the Common Stock at an exercise price of $16.01 per share, subject to adjustment in certain events, which right will expire on July 1, 2016 and (ii) 2,089,552 shares of the Common Stock at an exercise price of $15.00 per share, subject to adjustment in certain events, which right will expire on May 21, 2017.

            Under the Trust Deed, (i) the WAT Trustee has the power to vote certain shares of the Common Stock in its absolute discretion, except that the shares may be voted for the election of directors only as approved by the holders of WAT units, (ii) the WAT Trustee has the power to vote the remaining shares of the Common Stock as directed by WAM and (iii) the WAT Trustee and WAM share investment power over the shares of Common Stock owned by the WAT Trustee. Reference is made to the response to Item 5(b).

            Under the Investors Agreement, dated as of May 21, 1997, if WAT should elect to sell either of the WAT



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                                                               Page 7 of 8 Pages


Warrants, WHL has a right of first refusal with respect thereto.

Item 7.     Materials to be Filed as Exhibits.

            Exhibit A         WAT Warrants
            Exhibit B         Trust Deed
            Exhibit C         Investors Agreement


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                                                               Page 8 of 8 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   May 30, 1997

                                       Perpetual Trustee Company Limited, as
                                       Trustee of Westfield America Trust



                                       By:  /s/ Allen Cowper
                                            --------------------------------
                                            Name:  Allen Cowper
                                            Title: National Manager
                                                   Property Trusts

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                                EXHIBIT INDEX

            Item No.             Description
            --------             -----------

            Exhibit A         WAT Warrants
            Exhibit B         Trust Deed
            Exhibit C         Investors Agreement